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                              October 13, 2020

       Peter D. Aquino
       Chairman and Chief Executive Officer
       Spartacus Acquisition Corporation
       6470 East Johns Crossing, Suite 490
       Duluth, GA 30097

                                                        Re: Spartacus
Acquisition Corporation
                                                            Pre-effective
Amendment 1 to Registration Statement on Form S-1
                                                            Filed October 9,
2020
                                                            File No. 333-249100

       Dear Mr. Aquino:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-1 filed October 9, 2020

       Description of Securities, page 118

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim
arising out of or relating in any way to the agreement shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York, and that the company irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive. We also note that the company waives any objection to
such    exclusive jurisdiction.    If this provision requires investors
                                                        in this offering to
bring any such action, proceeding, or claim in the courts of the State of
                                                        New York or the United
States District Court for the Southern District of New York,
                                                        please disclose such
provision in your registration statement, and disclose whether this provision applies to
actions arising under the Securities Act or Exchange Act. If the
 Peter D. Aquino
Spartacus Acquisition Corporation
October 13, 2020
Page 2
      provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNamePeter D. Aquino
                                                             Division of
Corporation Finance
Comapany NameSpartacus Acquisition Corporation
                                                             Office of
Manufacturing
October 13, 2020 Page 2
cc:       Douglas S. Ellenoff, Esq.
FirstName LastName